(1) Nature of Business

Van Eck Securities Corporation (the "Company") is a wholly owned subsidiary of Van Eck Associates Corporation (the "Parent", "Parent Company" or "VEAC") and a registered broker-dealer under the Securities and Exchange Act of 1934, as amended. Its business consists of acting as general distributor of and/or marketing agent for pooled investment vehicles, including the Van Eck Family of Funds ("Van Eck Funds") and exchange traded notes ("ETNs"). The Company does not hold funds or securities for, or owe money or securities to, customers. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Financial Industry Regulatory Authority ("FINRA") is the Company's designated examining authority.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent.

(b) Cash and Cash Equivalents

All cash is held with one financial institution and is included in cash on the Statement of Financial Condition. Cash equivalents, which the Company considers to be all highly liquid investments with a maturity of three months or less when purchased, are included in investments in marketable securities on the Statement of Financial Condition. As of December 31, 2017, there were no such cash equivalents included on the Statement of Financial Condition.

(c) Investments in Marketable Securities

Marketable securities, which consist solely of mutual fund investments, are recorded at fair value based on the reported net asset value of the respective investment at the end of each business day. All securities transactions are recorded on a trade-date basis.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with Financial Accounting Standards Board ("FASB") ASC 820 – *Fair Value Measurements,* management discloses financial instruments using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). The level in the fair value hierarchy within which the fair value

measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company classifies as Level 1 its investments in marketable securities that are valued based on net asset values. During the year ended and as of December 31, 2017, the Company did not directly hold any instruments that are valued based on inputs other than quoted market prices in active markets that are observable for identical assets (Level 2) or unobservable inputs through the application of management's assumptions and internal valuation pricing models (Level 3).

	Total at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in securities:				
Mutual funds	$ 5,308,316	5,308,316	—	—
Total investments in marketable securities	$ 5,308,316	5,308,316	—	—

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash, distribution income receivable, commissions receivable, and accounts payable and accrued expenses.

(d) Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation, other than for leasehold improvements, is computed using the straight-line method over the estimated useful lives of the assets (3 – 7 years). Leasehold improvement depreciation is computed using the straight-line method over the shorter of the estimated useful life of the asset or the term of the current office lease.

(e) Trade Receivables

Trade receivables are settled according to the terms of the invoice. There were no write-offs of trade receivables for the year ended December 31, 2017.

(3) Affiliated Parties

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck Funds and providing sales and marketing services to VEAC and Van Eck Absolute Return Advisers Corporation ("VEARA"), a wholly owned subsidiary of the Parent.

Payroll, inclusive of salaries, payroll taxes, and benefits, as well as rent, and the majority of communications and data processing expenses are allocated by the Parent to its subsidiaries, including the Company, based upon the subsidiaries' proportionate share of resources utilized. These allocations are based on various drivers, such as square footage, headcount, etc. In addition, per an administrative service agreement signed on December 12, 2017, with a retroactive effective date of January 1, 2017, the Parent and/or the Parent's subsidiaries receiving services from the Company shall incur a daily fee based on actual costs in providing the services. These costs include, but are not limited to, allocations of salaries and related expenses for salespeople, product specialists, marketing specialists, marketing materials design, production, language translation (where applicable), and related travel and entertainment costs. The fee consists of 100% of all costs of the Company, inclusive of costs allocated from the Parent to the Company, plus a markup of 8%, net of the Company's distribution and commission income, settled on a monthly basis. Specifically excluded from this calculation are expenses incurred in connection with third party marketing agreements.

Per an expense sharing agreement with VEARA signed on July 1, 2014, VEARA reimburses its affiliates, including the Company, for all costs related to the services provided to support the sales and operations, as applicable, for VEARA's products. Reimbursements are based on an estimated amount of the Company's current year cost incurred in supporting VEARA's products.

Both the Company and the Parent also act as paying agents for affiliated parties. These transactions are reflected in the due from affiliates balance on the Statement of Financial Condition.

All investments in mutual funds that are presented in note 2 (c) are investments in Van Eck sponsored mutual funds.

(4) Income Taxes

The Company files its federal, New York State, and New York City income tax returns on a consolidated basis with its Parent and other related companies (together the "Van Eck group"). Following the provisions of Accounting Standards Codification 740 – *Income Taxes* ("ASC 740"), the Parent and its wholly owned U.S. subsidiaries have elected to allocate income taxes among the members of the Van Eck group under a pro-rata method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Per a written tax sharing agreement, the Parent acts as a payment agent of the federal and state taxes on behalf of the Company. The Company settles its estimated tax liability with the Parent on a monthly basis. As of December 31, 2017, the Company recorded current taxes payable of $1,358,156, of which $1,335,214 is included within due from affiliates on the Statement of Financial Condition. The years for which the Company is subject to tax examinations are 2015 through 2017 for federal and 2011 through 2017 for state and local tax.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when,

in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ASC 740 prescribes a single, comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. The Company recognizes the tax effects of uncertain tax positions only where the position is more likely than not to be sustained assuming examination by tax authorities. Management has concluded that no liabilities for unrecognized tax benefits exist in relation to uncertain tax positions for all open tax years. Tax interest and penalties are included in accounts payable and accrued expenses on the Statement of Financial Condition. For the year ended December 31, 2017, the Company recorded no interest and penalty charges and had no such outstanding payables.

On December 22, 2017, H.R.1, known as the "Tax Cuts and Jobs Act," was signed into law. The Tax Cuts and Jobs Act amends the Internal Revenue Code to reduce tax rates, credits, and deductions for individuals and businesses. For businesses, the Tax Cuts and Jobs Act permanently lowers the corporate tax rate to 21% from the existing maximum rate of 35%, effective for tax years including or commencing January 1, 2018. As a result of the reduction of the corporate tax rate to 21%, U.S. generally accepted accounting principles require companies to re-value their deferred tax assets and liabilities as of the date of enactment, with resulting tax effects accounted for in the reporting period of enactment. The Company's deferred tax liability decreased by $43,998 as a result of the revaluation. There were no other provisions as a result of the Tax Cuts and Jobs Act which materially impacted the Company's Statement of Financial Condition as of December 31, 2017.

Due to the timing of the enacted legislation as well as the technical corrections, amendments or administrative guidance that could clarify the treatment of certain provisions, the SEC issued guidance that allows for a company without the necessary information to complete the accounting analysis to determine a reasonable estimate of the effects of the Tax Cuts and Jobs Act. These amounts can then be revised once further clarity can be reached over the course of the coming year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities as of December 31, 2017 are as follows:

Deferred tax liability:		
Unrealized gains on investments	$	72,821
Accelerated depreciation of furniture and equipment		8,863
Total deferred tax liability	$	81,684

As of December 31, 2017, the Company had a New Jersey net operating loss carryforward of $71,474,374, tax effected $444,147, which will begin to expire in 2030. The Company has a full valuation allowance

6 (Continued)

recorded against the net operating losses, as management believes they will not be able to utilize the net operating losses.

(5)   Commitments and Contingencies, Off-Balance-Sheet Risk and Credit Risk

As discussed in note 1, the Company acts as general distributor of pooled investment vehicles, including mutual funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents. As of December 31, 2017 there were no such charges against the Company.

(6)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2017, the Company had regulatory net capital and regulatory net capital requirements of $3,958,981 and $104,336, respectively. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.395 to 1.

(7)   Defined Contribution Plan

The Parent has a qualified 401(k) Savings and Investment Plan (the "Plan") whereby employees may contribute up to the federal annual limits.

(8)   Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2018, the date the Statement of Financial Condition was available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments in the financial statement.